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                                                                 EXHIBIT 2.2
                           Primadonna Resorts, Inc.
                                Interstate 15
                           Nevada/California Border
                            Stateline, Nevada 89019


                                July 17, 1998

Mr. John E. Connelly, President
BH Acquisition Corporation
c/o J. Edward Connelly Associates, Inc.
2180 Noblestown Road
Pittsburgh, PA 15205

     Re:     Acquisition of Certain Assets of BH Acquisition Corporation

Dear Mr. Connelly:

  This Letter of Intent is intended to outline certain of the principal terms and conditions with respect to a proposed transaction whereby Primadonna Resorts, Inc., a Nevada Corporation, or its designee ("Purchaser") may purchase certain of the assets of BH Acquisition Corporation, a Mississippi Corporation ("Seller") (the Purchaser and Seller are sometimes hereinafter called the "Parties") as hereinafter described (the "Transaction"), which terms and conditions are as follows:

1. Assets to be Purchased. All of Seller's right, title and Interest in, and to the real property and related appurtenances and all buildings, structures and improvements comprising the Broadwater Beach Hotel and Resort, the Broadwater Tower, the Broadwater Beach Hotel and Resort Marina and the Sun Golf Course (hereinafter collectively called the "Properties") and all owned and leased property used in the operation thereof, including all inventories of linen, china, glassware, silverware and other operating equipment, contracts, equipment leases and other leases, billboards, work in process, permits and licenses to the extent transferable, trademarks, tradenames, service marks, logos and other intellectual property, computer equipment, software, furniture, fixtures, sales and customer records (including guest history) and other information and documentation pertaining to the ownership and operation of the Properties (the Properties and the other assets of Seller as described above are hereinafter collectively called the "Purchased Assets"). The Purchased Assets shall include all of Sellers rights title and interest in and to any Army Corps. of Engineers and U.S. Coast Guard permits and approvals and other federal, state and local approvals and permits, to the extent transferable, relating to the Properties: the Public Tideland Lease dated August 6, 1992 between Seller and the State of Mississippi; the Fastland leases for land adjacent to the Properties; the Seller's interest (as lessor) in that certain Restated Lease Agreement between Seller and President Riverboat Casino-Mississippi, Inc. effective July 15, 1992 (the "Marina Lease"); and the Beauvoir leasehold for property located on the Sun Golf Course and any and all amendments thereto,

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  The Purchased Assets shall not include (i) the real property and related appurtenances and all improvements comprising the Broadwater Inn and the Seller's assets used in connection with the ownership and operation of the Broadwater Inn; (ii) the real property and related appurtenances and all improvements comprising the Sea Golf Course and the Seller's assets used in connection with the ownership and operation of the Sea Golf Course; (iii) all cash on hand or in bank or other accounts, and all accounts receivable of Seller, (iv) any tax credits or attributes, including any tax refunds due and payable to Seller, (v) any insurance prepayments or refunds; (vi) the corporate minute book, stock records or other records pertaining to the corporate existence of Seller, or (vii) the equipment for which Seller has retained the obligation to pay and perform, after the closing, under the terms of the leases or other agreements pertaining to such equipment (i.e. the telephone equipment, computer equipment, photo copiers, kitchen equipment and the like). The assets described in subparagraphs (i) through (vii) above are hereinafter called the "Excluded Assets."

  The Purchased Assets will be conveyed by Seller "as is, where is" in their then existing condition on the date of closing, free and clear of all liens, claims and encumbrances except for the "Assumed Contracts" (as hereinafter defined) and the title exceptions set forth in Seller's existing title policies other than title exceptions for any existing mortgages, UCC security interests, and judgments. During the Due Diligence Period, Seller shall provide Purchaser with a copy of the Seller's existing title policies for the Properties.

2. Purchase Price. The purchase price for the Purchased Assets shall be $41,600,000.00, payable in cash at the closing by cashier's check or by wire transfer of immediately available funds to Seller.

  In addition to the cash portion of the purchase price as described above, the Purchaser shall assume, pay and discharge when due the Seller's obligations occurring after the closing with respect to the following: (i) all liability of the Seller to perform under contracts entered into or received in the ordinary course of business of the Sun Golf Course property, which contracts are not completed by Seller prior to the closing and which are not in default at the time of closing; (ii) all liability of the Seller under contracts and orders for the purchase of services, materials and supplies regarding the Sun Golf Course property and entered into by Seller in the ordinary course of business (to the extent that such contracts and agreements are not cancelable by their terms by the Seller prior to the closing date);
(iii) all liability of the Seller arising from and under any leases of real property; and (iv) all liability of Seller arising from any leases of tangible personal property regarding the Sun Golf Course property. The contractual obligations described in subparagraphs (i) through (iv) above are hereinafter called the "Assumed Contracts." Seller shall indemnify, defend and hold harmless Purchaser from any and all claims and liabilities regarding the Seller's obligations requiring performance under the Assumed Contracts prior to the date of closing. Purchaser shall indemnify, defend and hold harmless Seller from any and all claims and liabilities regarding obligations requiring performance under the Assumed Contracts on and after the date of closing.

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  Seller shall have the option to lease from Purchaser the Broadwater Tower property and all improvements and personal property previously utilized by Seller in the operation of the Broadwater Tower, such lease to be for a period of six (6) months following the closing of the Transaction and will be continued on a month to month basis after the six-month period until either Seller or Purchaser cancels the lease by giving thirty days written notice to the other party. The Seller's leasing of the Broadwater Tower property and all improvements and personal property previously utilized by Seller in the operation of the Broadwater Tower shall be "as is, where is" in the condition such property existed on the day of closing. The terms of the Seller's lease of the Broadwater Tower property, improvements and personal property shall be a triple net lease with the monthly rent to be paid by Seller to Purchaser being equal to the monthly interest earned on the "Tower Escrow Amount" (as hereinafter defined) until the Seller satisfies the terms of the escrow of the Tower Escrow Amount by Seller vacating its possession of the Broadwater Tower real property. In the event that Seller exercises its option to lease, following the closing of the Transaction, the Broadwater Tower property and all improvements and personal property previously utilized by Seller in the operation of the Broadwater Tower, Purchaser shall place the sum of $2,000,000.00 cash into escrow at the time of closing (the "Tower Escrow Amount"). The escrow agent for the Tower Escrow Amount shall be the title insurance company which handled the closing of the Purchased Assets. The sole condition for the release of the Tower Escrow Amount to Seller shall be the Seller's vacation of the Broadwater Tower real property. Seller shall advise the Purchaser and the escrow agent, in writing, of the Seller's vacation of the Broadwater Tower real property. Upon receipt of the Seller's written notice that it has vacated the Broadwater Tower real property the escrow agent shall, upon its verification that Seller has vacated the Broadwater Tower real property (which verification shall occur within two days after receipt of Seller's written notice), automatically and immediately pay to Seller the Tower Escrow Amount and all interest which accrues thereon after the date such sum becomes due and owing to Seller. It is agreed by the Parties that the physical condition of the Broadwater Tower real property at the time of Seller's vacating the same shall not be relevant with respect to the release to Seller of the Tower Escrow Amount, and the sole event required to release the Tower Escrow Amount to Seller shall be the Seller's vacating the Broadwater Tower real property. All interest earned on the Tower Escrow Amount from the date of closing to the date of Seller's vacation of the Broadwater Tower real property shall be delivered on a monthly basis by escrow agent (on behalf of Seller) to the Purchaser as the monthly rent due from Seller to Purchaser for the Seller's leasing of the Broadwater Tower property during such time period. Such rent shall be paid by the escrow agent solely from the interest accrued on the Tower Escrow Amount until such time as the Seller delivers written notice that it has vacated the Broadwater Tower real property.

  All real estate taxes, personal property taxes, prepaid items, utility charges and other ongoing costs and expenses related to the ownership and operation of the Properties shall be prorated as of the date of closing.

3.  Earnest Money; Closing Date.  Upon the execution of this Letter of Intent,

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Purchaser will wire transfer to an escrow agent to be mutually agreed upon by
Purchaser and Seller immediately available funds in the amount of $1,000,000.00 as an earnest money deposit (the "Earnest Money Deposit"). The Earnest Money Deposit shall be refundable to Purchaser in the event that (i) no "Definitive Agreement" (as hereinafter defined) is executed and delivered by the Parties on or before 5:00 p.m. EST on August 10, 1996, time being of the essence, or (ii) Purchaser notifies Seller, in writing and prior to the expiration of the "Due Diligence Period" (as hereinafter defined), of the Purchaser's election not to proceed with the acquisition of the Purchased Assets. After the expiration of the Due Diligence Period, the Earnest Money Deposit shall become nonrefundable to Purchaser, absent a material breach of the Definitive Agreement by Seller. Upon the expiration of the Due Diligence Period, Purchaser shall increase the principal amount of the Earnest Money Deposit by wire transfer to the escrow agent of immediately available funds in an amount of an additional deposit of $1,000,000.00. The closing date for the Transaction shall be October 1, 1996, provided that the closing date may be extended by Purchaser solely for the purpose of Purchaser continuing to pursue the finding of suitability as more fully described in Paragraph 4 hereof, and provided further that the closing date shall then occur within ten (10) days after Purchaser obtains a finding of suitability as more fully described in Paragraph 4 hereof (but in no event later than December 1, 1996). At the later of (aa) such time as Purchaser has obtained the finding of suitability, or (bb) the expiration of the Due Diligence Period (as hereinafter defined), Seller may, at its sole election, extend the closing date (without liability to Purchaser for such extension) for such time period as shall be required in order for Seller to comply with the WARN Act. At the closing, the Earnest Money Deposit plus accrued interest, shall be applied against the Purchase Price. In the event that the closing does not occur for any reason other than either (x) a failure to obtain a finding of suitability of Purchaser on or before December 1, 1996 (pursuant to the terms and conditions as more fully set forth in Paragraph 4 hereof), or (y) a material breach of the Definitive Agreement by Seller, then Seller may, at Seller's option, elect to: (A) retain the Earnest Money Deposit plus all accrued interest and all monies paid on account of the purchase price as liquidated damages, in which event the Definitive Agreement shall become null and void and both Parties shall thereupon be released of all further liability hereunder (it is hereby agreed that, without resale, Seller's damages will be difficult of ascertainment and that the Earnest Money Deposit plus all accrued interest and all monies paid on account of the purchase price constitute a reasonable liquidation thereof and not a penalty), or (B) apply said monies toward Seller's damages, including, but not limited to, loss of bargain, consequential damages and attorneys' fees. The Parties shall negotiate the terms, conditions, amount and circumstances under which a break-up fee may be paid to Purchaser in the event that Seller sells the Purchased Assets to an entity or person other than Purchaser. The terms and conditions of the breakup fee shall be set forth in the Definitive Agreement.

4. Definitive Agreement. Upon the execution of this Letter of Intent, the Parties shall negotiate in good faith until the "Termination Date" (as hereinafter defined) to attempt to agree upon, execute and deliver a mutually acceptable purchase and sale agreement for the Purchased Assets (the

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"Definitive Agreement").  The Definitive Agreement shall contain the terms and conditions set forth herein and such other terms and conditions as are agreed upon by the Parties.

  The Definitive Agreement (if agreed upon and executed by the Parties) shall contain, as a condition precedent to Purchaser's obligation to close the Transaction, a requirement that a finding of suitability of the Purchaser (as the lessor of a portion of the Broadwater Marina to President Casino-Mississippi, Inc. and to obtain a gaming license for a gaming facility at the Broadwater Marina) be made by the Mississippi Gaming Commission. Purchaser shall file an application for a finding of suitability by the Mississippi Gaming Commission within seven (7) days following the execution and delivery of this Letter of Intent, and Purchaser shall thereafter use its best efforts to advance and process such application. Purchaser shall fully and promptly comply with all requests of the Mississippi Gaming Commission regarding the processing of such application and with the requirements for the granting of a finding of suitability to Purchaser. The Purchaser shall concurrently provide Seller with a copy of all documents filed by Purchaser with the Mississippi Gaming Commission regarding the finding of suitability (excluding any non-public personal disclosures), and Purchaser shall promptly provide Seller with a copy of all requests for information and other correspondence concerning the Purchasers suitability application received by Purchaser from the Mississippi Gaming Commission (provided that Purchaser may blackout any personal, non-public information set forth in any correspondence received from the Mississippi Gaming Commission prior to sending a copy of the same to Seller). Prior to the closing of the Transaction or the termination of the Definitive Agreement by Seller as hereinafter set forth, Purchaser shall provide Seller with a bi-weekly written status report regarding the Purchaser's application for a finding of suitability. In the event that: (i) Purchaser has been advised in writing by the Mississippi Gaming Commission that Purchaser will be unable to obtain the finding of suitability; and (ii) Purchaser's inability to obtain such finding of suitability is for reasons which are beyond Purchaser's control and which cannot be cured by Purchaser, then upon the occurrence of the events in subparagraphs (i) and (ii), Purchaser may elect to terminate the Definitive Agreement by delivering written notice of such termination to Seller on or before December 1, 1996 and, upon such termination, the Earnest Money Deposit will be returned to Purchaser. Time shall be of the essence with respect to such termination notice, and such notice, if sent, shall set forth the reason such finding of suitability is unobtainable, and shall include a copy of any writing from the Mississippi Gaming Commission stating that the finding of suitability has been denied to Purchaser. In the event that the Mississippi Gaming Commission does not issue a finding of suitability to Purchaser on or before December 1, 1996, then Seller may at any time thereafter (until such time, if any, when a finding of the suitability of Purchaser is formally made by the Mississippi Gaming Commission), in Seller's sole discretion, terminate the Definitive Agreement and retain the Earnest Money Deposit without any further liability to Purchaser.

  The Definitive Agreement (if agreed upon and executed by the Parties) shall also contain, as a condition precedent to Purchaser's obligation to close the Transaction, a requirement that the Transaction described in this Letter of

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Intent shall close concurrently with the Purchaser's acquisition of the leasehold interest of President Riverboat Casino-Mississippi, Inc. (the "Marina Lease"). In the event that the Purchaser's acquisition of the Marina Lease is not closed on or before December 1, 1996 for any reason other than for a "Failure of Title" (as hereinafter defined) with respect to the conveyance by President Riverboat Casino-Mississippi, Inc. of the Marina Lease, then Seller may, at any time thereafter, terminate the Definitive Agreement and retain the Earnest Money Deposit without any further liability to the Purchaser. In the event that the Purchaser's acquisition of the Marina Lease is not closed on or before December 1, 1996 by reason of a "Failure of Title" (as hereinafter defined) with respect to the conveyance by President Riverboat Casino-Mississippi, Inc. of the Marina Lease, then Purchaser or Seller may elect at any time thereafter (until such time as President Riverboat Casino-Mississippi, Inc. shall have corrected such Failure of Title) to terminate the Definitive Agreement by delivering written notice of such termination to the other party and, upon such termination, the Earnest Money Deposit will be returned to Purchaser. A "Failure of Title" as used herein shall mean that President Riverboat Casino-Mississippi, Inc. is unable to deliver to Purchaser good and transferable title to its interest as lessee under the terms of the Marina Lease free and clear of all liens, claims and encumbrances except for (i) any contracts to be assumed by the Purchaser, and
(ii) the title exceptions set forth in Seller's and President Riverboat Casino-Mississippi, Inc's existing title policies other than title exceptions for any existing mortgages, UCC security interests, and judgments.

  The Definitive Agreement shall supersedes the terms and conditions of this Letter of Intent. In the event that the Parties have not agreed upon, executed and delivered the Definitive Agreement on or before 5:00 p.m. EST on August 10, 1996 (the "Termination Date"), time being of the essence, then the obligation to continue negotiations in good faith and the other "Binding Obligations" (as hereinafter defined) shall automatically expire and be of no further force and effect, and thereafter neither Purchaser nor Seller shall have any further obligation or liability to the other, and the Earnest Money Deposit plus all accrued interest shall be returned to Purchaser,

5. Due Diligence. For the time period commencing on the date of the Parties' execution of this Letter of Intent and continuing until 5:00 p.m. EST on the date which is sixty (60) days following the date of the Parties' execution of this Letter of Intent (the "Due Diligence Period"), the Purchaser and its representatives shall have the right to enter upon and conduct an investigation of the Properties and the Purchased Assets, including, without limitation, their physical and environmental condition, the books and records showing the operating history for the Properties, and such other matters as Purchaser may deem necessary to evaluate the Transaction contemplated by this Letter of Intent. Seller will provide Purchaser with requested information within a reasonable period of time (taking into account the nature and scope of the request) following Purchaser's request. Purchaser and its representatives will coordinate all due diligence investigations with Seller, and Seller shall have the right to have a representative present during any on-site investigation of the Properties. Purchaser shall conduct its due diligence investigation in a manner which will not disrupt the Seller's

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business operations at the Properties.  Purchaser shall not perform any drilling or other invasive testing at the Properties without obtaining the prior written consent of Seller, which consent shall not be unreasonably withheld or delayed. Purchaser shall promptly provide Seller with a copy of all test results, reports, and other materials obtained by Purchaser in connection with its due diligence investigation. If, for any reason, Purchaser is not satisfied, in Purchaser's sole discretion, with the results of due diligence investigation, Purchaser may terminate the Definitive Agreement by written notice delivered to Seller no later than the expiration of the Due Diligence Period, time being of the essence. If the Definitive Agreement is not executed and delivered by the Parties before the Termination Date, then the Due Diligence Period shall automatically terminate on the Termination Date and the Earnest Money Deposit shall be returned to Purchaser. Purchaser shall promptly repair and restore any damage caused to the Purchased Assets and shall indemnify, defend and hold harmless Seller from and against any and all claims, demands, liabilities and damages arising or resulting from the Purchaser's due diligence investigation of the Properties and Purchased Assets; provided, however, that Purchaser shall not be liable to Seller for any claims, demands, liabilities and damages occurring solely as a result of facts or pre-existing conditions (being only those facts or conditions not caused by Purchaser, its agents, contractors or representatives which are in existence prior to the commencement of the Purchaser's due diligence investigation) at the Properties and which are discovered by Purchaser during the course of its due diligence investigation. The obligations set forth in the preceding sentence shall survive the termination of this Letter of Intent. Purchaser and its agents and contractors shall provide Seller with evidence of insurance coverage (to be reasonable in scope and amount) with respect to all site testing and other on-site investigations to be performed during the due diligence investigation of the Purchased Assets, and all such insurance coverage shall name Seller as an additional Insured.

6. Exclusivity. For the period commencing on the date of the Parties' execution of this Letter of Intent and expiring on the Termination Date, the Seller and its representatives shall not, (i) directly or indirectly, solicit or discuss any offers of third parties to purchase all or substantially all of the Purchased Assets, or (ii) negotiate with or furnish any information to any other party regarding the sale of all or substantially all of the Purchased Assets which are the subject of the negotiation evidenced by this Letter of Intent. Seller will notify Purchaser, within forty-eight hours, regarding any contact made to any executive officer of Seller or to any of Seller's representatives regarding any offer made to Seller to purchase the Purchased Assets or a proposal made to Seller regarding the proposed purchase of the Purchased Assets. Following the Parties' execution of this Letter of Intent, Seller shall continue to operate the Properties in the ordinary course of business and in a manner consistent with the Seller's past practice.

7. Confidentiality. Purchaser will treat as confidential and shall not disclose or use, and will direct its representatives not to disclose or use, to the detriment of Seller any information with respect to the Purchased Assets which was obtained by Purchaser as a result of its due diligence investigation or furnished by the Seller or its representatives to the

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Purchaser or its representatives at any time or in any manner other than in connection with its evaluation of the Transaction proposed in this Letter of Intent. Upon termination of the Due Diligence Period, Purchaser shall either
(i) return to Seller all of the information which Purchaser received from Seller during the Due Diligence Period, or (ii) immediately destroy all of such information and certify, in writing by an executive officer of Purchaser, to Seller that such destruction has occurred; provided, however, that Purchaser shall provide Seller with ten (10) days prior written notice before the destruction of any documents, reports or other information, and during such ten (10) day period the Seller shall have the right to require that Purchaser immediately return any or all of such information to Seller rather than destroying the same. The confidentiality and non-disclosure obligations shall not apply if, and to the extent, the Purchaser can demonstrate that (a) the information was known to Purchaser (as established by written documents existing before disclosure of such information by Seller) prior to the earlier of its due diligence investigation or its receipt of such information from the Seller, (b) the information is or becomes part of the public domain other than by Purchasers (or its representatives') direct or indirect act; (c) the information is rightfully disclosed to Purchaser by a third party without confidential or proprietary restrictions; or (d) similar information is independently developed by Purchaser without access to the Seller's information. In the event that Purchaser or its representatives are at any time requested or required by any court or any other duly authorized governmental entity (by oral questions, interrogatories, requests for information or documents, subpoena or similar process) to disclose any of the information obtained from its due diligence investigation or received from Seller, Purchaser agrees to provide the Seller with prompt notice of such request(s) so that the Seller may seek an appropriate protective order and/or waive compliance with the provisions of this Letter of Intent.

  Upon the execution and delivery of this Letter of Intent by both of the Parties, the Parties shall jointly deliver a press release regarding the Transaction. Thereafter, neither the Purchaser nor the Seller will, and each will direct its representatives not to make, directly or indirectly, any public comment, statement, or communication with respect to, or otherwise to disclose or to permit the disclosure of the existence of discussions regarding the possible Transaction between the Parties or any of the terms, conditions, or other aspects of the Transaction proposed in this Letter of Intent or the Definitive Agreement; provided, however, that the Parties may discuss with and provide information regarding the Transaction to (x) the media and to stock analysts, investment bankers and other financial analysts so long such discussions and the information provided by the Parties is within the scope of the joint press release issued by the Parties (and such information does not address issues or provide information which was not addressed or provided in the joint press release), and (y) the Parties' respective banks, accountants, advisers and other representatives (including providing such persons and entities with a copy of this Letter of Intent and the Definitive Agreement - and concurrently informing all of such persons and entities to whom copies are provided of the confidential nature of such information and the obligations of the Parties under the terms of this Letter of Intent). Further, Purchaser shall have the right to contact and provide information regarding the

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Transaction to the Nevada Gaming Commission and to the Mississippi Gaming
Commission. It is acknowledged that President Casinos, Inc. ("President") will file with the Securities and Exchange Commission a copy of the separate Letter of Intent regarding the sale of its Interest as a lessee under the terms of the Marina Lease, and it is agreed by the Parties that subsequent discussions by Purchaser pertaining solely to Purchaser's acquisition of the President's leasehold interest in the Marina Lease in accordance with the terms set forth in the letter of Intent between Purchaser and President shall not violate the confidentiality provisions hereof. If a party is required by law to make any such disclosure, it must first provide to the other party for review and approval (which shall not be unreasonably withheld) the content of the proposed disclosure, the reasons that such disclosure Is required by law, and the time and place that the disclosure will be made. The obligations set forth in the Paragraph 7 shall survive the termination of this Letter of Intent.

8. Entire Agreement. It Is expressly agreed and understood that the only binding and enforceable terms of the this Letter of Intent are the following provisions (the "Binding Provisions"): (i) the Initial Earnest Money Deposit of $1,000,000.00 and the terms of the return thereof as described in Paragraph 3 hereof, (ii) the description of the Purchased Assets as set forth in Paragraph 1 of this Letter of Intent (provided that the Parties' agreement on the description of the Purchased Assets does not constitute an agreement to purchase and/or sell such Purchased Assets); and (ii) the terms of Paragraphs 4, 5, 6, 7, 9, 10 and 11 hereof. The Binding Provisions constitute the entire agreement between the Parties, and supersede all prior oral or written agreements regarding the subject matter hereof. The Binding Provisions may be amended or modified only by a writing executed by all of the Parties. The Binding Provisions do not obligate either of the Parties to purchase or sell the Purchased Assets, and such obligation to purchase and sell the Purchased Assets, shall be contained and enforceable only as specifically set forth in the Definitive Agreement. The terms of Paragraphs 7, 10 and 11 hereof, and the terms of the Purchaser's repair, restoration, and indemnification obligations as set forth in the eighth sentence of Paragraph 5 hereof, shall survive the termination of this Letter of Intent.

9. Governing Law. This Letter of Intent and the Binding Provisions will be governed by and construed under the laws of the State of Mississippi without regard to conflicts of law principles. Any action or proceeding seeking to enforce any provision of, or based upon any right arising out of this Letter of Intent shall be brought by and against the Parties in the United States District Court for the District of Mississippi (or, in the event that the dollar amount requirements for federal court jurisdiction are not met, then such action shall be brought in the Mississippi state court located in Harrison County, Mississippi), and each of the Parties hereby consents to the jurisdiction of such courts in any such action or proceeding and waives any objection to venue laid therein.

10. No Liability. Other than the Binding Provisions contained in this Letter of Intent the paragraphs and provisions of this Letter of Intent do not constitute and do not give rise to any legally binding obligation on the part

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of any of the Parties.  Moreover, except as expressly provided in the Binding
Provisions (or as may be expressly provided in the Definitive Agreement), no past or future action, course of conduct or failure to act relating to the Transaction or relating to the negotiation of the terms of the Transaction or the Definitive Agreement, will give rise to or serve as a basis for any obligation or other liability on the part of the Parties.

11. Cost and Expenses. The Purchaser and Seller will be responsible for and shall bear all of their own respective costs and expenses (including any broker or finder's fees and the expenses of its representatives) incurred at any time in connection with pursuing or consummating the Transaction. Purchaser shall specifically pay, indemnify and defend Seller against any fees due Oppenheimer & Company and any other broker retained by Purchaser,

12. Amendment. Both this Letter of Intent and the Definitive Agreement will be assignable by Purchaser only to a wholly owned subsidiary of Purchaser upon prior written notice to Seller; provided, however, that in the case of such assignment, Purchaser will remain liable for all obligations of the Purchaser hereunder and under the terms of the Definitive Agreement.

  The Parties expressly acknowledge and agree that, with the exception of the Binding Provisions, this Letter of Intent does not constitute a binding agreement on the Parties, and neither party shall be obligated to purchase any and sell the Purchased Assets until both Parties execute and deliver a mutually acceptable Definitive Agreement. Facsimile signatures of representative os the Parties to this Letter of Intent shall be treated as original signatures for all purposes.

  Please indicate that the terms and provisions set forth above are acceptable, and we will thereafter proceed to negotiate the Definitive Agreement.

                                       Very truly yours,

                                       PRIMADONNA RESORTS, INC.

                                       By:/s/ Gary E. Primm
                                          Gary E. Primm
                                          Chief Executive Officer


  Accepted by Seller this 17th day of July, 1996.


                                       Seller:

                                       BH ACQUISITION CORPORATION

                                       By:/s/ John E. Connelly
                                          John E. Connelly, President

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